(714) 668-6237
petertennyson@paulhastings.com

January 8, 2007	29501.00020
VIA EDGAR, FACSIMILE AND UPS OVERNIGHT
Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	NetManage, Inc. Schedule TO-T filed December 20, 2006 by Riley Acquisition LLC File No. 005-43535
Dear Ms. Murphy:
Riley Acquisition LLC (“Riley”) is on the date hereof transmitting via EDGAR Amendment No. 1 to the Schedule TO-T with respect to NetManage, Inc. (the “Company”) filed on December 20, 2006 (the “Schedule TO-T”). By letter dated December 29, 2006, Riley received comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-T (the “Comment Letter”).
In preparing Amendment No. 1 to the Schedule TO-T, Riley has addressed the Staff’s comments in the Comment Letter. The Company’s response to each of the comments contained in the Comment Letter follows. For your convenience, each comment is repeated verbatim with the Company’s response immediately following.
Schedule TO-T
Summary, page 3
1.	Please delete the statement that your summary “is qualified in its entirety” by the more detailed information included in the offer document. The summary must describe the most material terms of the proposed transaction and provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. It is an overview of all material terms that are presented in the accompanying documents provided to the security holders and should be complete in this respect. Please see Item 1001 of Regulation M-A.

Celeste M. Murphy
January 8, 2007

Response
We have amended the summary to delete the statement that the summary “is qualified in its entirety” by the more detailed information included in the offer document.
The Tender Offer, page 8
2.	We note your disclosure that “[i]f proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, we may not be able to announce the final results of the proration or pay for any Shares until five Nasdaq trading days after the Expiration Date and proration period.” You further state that you will pay for validly tendered Shares “as promptly as possible once the accepted shares held in “street name” which are delivered to us by book entry transfer within eight business days.” Please tell us, in a supplemental response, how these time frames for payment comply with the requirement that you pay the consideration offered promptly after the termination of the tender offer pursuant to Rule 14e-1(c).
Response
We reaffirm Riley’s obligation under Rule 14e-1(c) to pay the consideration promptly after termination of the tender offer. We have been advised by Mellon Investor Services LLC, which is acting as the depositary in connection with the offer (the “Depositary”), that five Nasdaq trading days after the expiration date of the offer and proration period is a reasonably necessary period of time during which to announce the final results of the proration or pay for any shares. Tendering stockholders who or which elect to tender through delivery of a notice of guaranteed delivery will have three Nasdaq trading days following the expiration date to deliver certificates evidencing shares, or a book-entry confirmation for the delivery of shares, the letter of transmittal, or, in the case of a book-entry transfer, an agent’s message, and any other documents required by the letter of transmittal. Only after such three-day period will the Depositary be in a position to run a final report of valid tenders (both electronic and physical) and send such report to NetManage’s transfer agent, Computershare Investor Services. Thereafter, the transfer agent will validate the report to the Depositary, which usually occurs within 24 hours of the transfer agent’s receipt of the Depositary’s report. The Depositary would then complete the proration analysis within two Nasdaq trading days after the transfer agent confirms the validity of the report and communicate the analysis to Riley.

In the second sentence of this comment number 2, the Comment Letter contains a quotation that does not occur in the offer to purchase. We assume that the quote was intended to be “[w]e expect to be able to pay for all accepted shares

Celeste M. Murphy
January 8, 2007

held in “street name” which are delivered to us by book entry transfer within eight business days,” and we respond herein accordingly. Again, based on our communications with the Depositary, we believe this to be a reasonable period of time. Tendering stockholders who or which elect to tender through delivery of a notice of guaranteed delivery will have three Nasdaq trading days following the expiration date to deliver certificates evidencing shares, or a book-entry confirmation for the delivery of shares, the letter of transmittal, or, in the case of a book-entry transfer, an agent’s message, and any other documents required by the letter of transmittal. Thereafter, Depository Trust Company (“DTC”) participants will transmit acceptance to the Depositary through DTC’s Automated Tender Offer Program (“ATOP”). Next, the Depositary will seek confirmation from DTC of amounts transmitted through ATOP. Then, the Depositary will run a final report of valid tenders and send such report to the transfer agent, which in turn will validate the report to the Depositary, usually within 24 hours. DTC will next produce a final securities clearance ledger and deliver it to the Depositary. Finally, the Depositary will calculate payments to be made to tendering stockholders, notify Riley of the aggregate amount to be transmitted to tendering stockholders, and Riley will deposit the appropriate sum with the Depositary for subsequent remission to tendering stockholders. Given the number of participants in this process, several of whom are beyond Riley’s control or influence, the complexity of the process and the inherent delay associated with the three-trading day notice of guaranteed delivery period, we believe eight business days is a reasonable period for payment for accepted shares held in “street name.” Obviously, if circumstances permit a faster payment, this will be done.

3.	Please amend your statement in the same paragraph to state that all shares not accepted for payment due to an oversubscription will be returned to the stockholder promptly and tell us how many days after expiration of the offer you anticipate the return of these shares to take. We note that on pages 9 and 10 you state that you reserve the right to, among other things, promptly return all tendered shares to stockholders, but you should make a definitive statement of your intention to do so on page 8.
Response
We have amended the statement in the subject paragraph to state that all shares not accepted for payment due to an oversubscription will be returned to the stockholder promptly. In the event of oversubscription, the Depositary will promptly return shares not accepted for payment to stockholders or, in the case of tendered shares delivered by book-entry transfer, promptly credit such shares to the account at the book-entry transfer facility from which the transfer had previously been made. We expect any such return or crediting of shares in the event of oversubscription to require from 3 to 5 business days. We have revised the language contained on page 9 of the offer to purchase to reflect Riley’s

Celeste M. Murphy
January 8, 2007

acknowledgment that the obligation to return tendered shares to tendering stockholders in the event of termination of the offer is not discretionary.
Section 2. Acceptance for Payment and Payment
4.	We note your statements that you will decide in your reasonable discretion “all questions as to the satisfaction of those terms and conditions, and each such will be final and binding.” Further, you make this assertion in several other places in your offer document, including but not limited to the last paragraph of the conditions to the offer section. Please revise these sentences to more precisely define their scope. It appears that your interpretation of the terms and conditions of the offer may not necessarily be final and binding on all parties. For example, while you may assert a position, when parties contest asserted positions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your offer document, delete this inappropriate waiver in the letter of transmittal and confirm to us in your response that you have no intention for such language to operate as any waiver of rights under federal securities laws or otherwise for those holders who sign such letter of transmittal.
Response
A substantial majority of tender offer materials we have reviewed contain language to the effect that all questions as to the satisfaction of the terms and conditions will be determined by the offeror in its reasonable discretion, and we believe such language is reasonable, particularly where, as here, proration may be required. Without retaining the right to make final determinations as to the satisfaction of terms and conditions, the offeror would face increased uncertainty as to each tendering stockholder’s proration amount because any determinations of insufficiency would be more readily subject to challenge by the tendering party. Such challenges would need to be resolved before the final proration amount could be calculated. This, then, would impede the offeror’s ability to remit payment promptly to tendering stockholders. Alternatively, the offeror could make prompt payment, even during the pendency of any disputes with tendering stockholders, which could result in the offeror being required to accept an aggregate number of tendered shares in excess of the maximum set forth in the offer. Exceeding such threshold in this case may cause Riley to surpass the 20% threshold in NetManage’s poison pill.

Notwithstanding the foregoing, we acknowledge that final judgments of courts of competent jurisdiction would supersede any determinations of the offeror. In recognition of this, Riley has amended the letter of transmittal to eliminate the statement that “[b]y tendering Shares, the undersigned agrees to accept all decisions the Purchaser makes concerning these matters and waives any right the undersigned might otherwise have to challenge those decisions.” We confirm the bidder’s understanding that such language will not operate as any waiver of rights

Celeste M. Murphy
January 8, 2007

under federal securities laws or similar laws for those holders who sign the letter of transmittal that contains such language. A new paragraph is included in the amended offer to purchase to make this clear. The letter of transmittal was also correspondingly revised.
Section 12. Conditions to the Offer, page 21
5.	In the first paragraph, you state that you may decide to terminate the exchange offer if one of the listed offer conditions occurs. If a listed offer condition is implicated by events that occur during the offer such that the offer condition is deemed to be “triggered” and may be asserted, the purchasers must disclose that they have made a decision to either waive the offer condition in order to properly continue the offer or assert the condition and terminate the offer. You may not tacitly waive the offer condition by failing to assert it. As you are aware, waiver of a material offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.
Response
We hereby confirm Riley’s understanding that, if a listed offer condition is implicated by events that occur during the offer such that the offer condition is deemed to be “triggered” and may be asserted, Riley must disclose that it has made a decision to either waive the offer condition in order to properly continue the offer or assert the condition and terminate the offer. We acknowledge that Riley may not tacitly waive the offer condition by failing to assert it. Riley further understands that waiver of a material offer condition may require an extension of the offer and/or dissemination of additional offering material.

6.	In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Throughout your offer conditions you include vague and indeterminable language, including but not limited to a result in a “limitation of the benefits expected to be derived . . . as a result of the transactions contemplated by the Offer or the value of the Shares to us,” events that might adversely affect you, NetManage and subsidiaries or affiliates of either of you, and references to your “prospects” and those of NetManage and subsidiaries or affiliates of either of you. Please revise in accordance with our position.
Response
We respectfully disagree with the assertion that Riley’s conditions to the offer include vague and indeterminable language and believe that the description of the conditions, as set forth in the Schedule TO-T (as filed on December 20, 2006), comply with your position that they be described with reasonable specificity, capable of some measure of objective verification, and outside of Riley’s control.

Celeste M. Murphy
January 8, 2007

Please note that the phrase “limitation of the benefits expected to be derived . . . as a result of the transactions contemplated by the Offer or the value of the Shares to us” is only operative if, as is set forth in the first sentence of paragraph (c) in Section 12, “there shall be threatened, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign . . . .” We are of the view that such description is reasonably specific, that any such action, proceeding, application or counterclaim is capable of objective verification and that any such action, proceeding, application or counterclaim is outside of Riley’s control.

Similarly, it is our opinion that references in the offer to events that might adversely affect Riley, NetManage and subsidiaries or affiliates of either of them, and references to Riley’s “prospects” and those of NetManage and subsidiaries or affiliates of either of them are not, when read in context, vague and indeterminable. Each such reference is clearly tied to, and contingent upon, the happening of an event that is described with reasonable specificity, capable of some measure of objective verification and outside of Riley’s control.

Nevertheless, in an effort to address the Staff’s concern, we have amended Section 12 of the offer document to increase the specificity and objective verifiability of the described conditions as well as to clarify that they are outside of Riley’s control.
* * *
Two copies of Amendment No. 1 to the Schedule TO-T responsive to the Comment Letter have been sent to the Commission via UPS overnight for your convenience. Pursuant to your request in the Comment Letter, enclosed with this letter is an acknowledgement signed by an officer of Riley Acquisition LLC. Please feel free to contact me at (714) 668-6237 or Erik Lopez of my office at (714) 668-6269 in connection with this letter or the enclosed materials
Thank you.
Best regards,
/s/ Peter J. Tennyson
Peter J. Tennyson
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
cc: Bryant Riley, Riley Acquisition LLC